UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2005

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes  ☐    No ☒

Lisbon, September 29th 2005

Reuters:          EDPP.IN / EDP.N

Bloomberg:    EDP PL / EDP US

INVESTOR RELATIONS

DEPARTMENT

Pedro Pires, Head of IR

Gonçalo Santos

Elisabete Ferreira

Cristina Requicha

Rui Antunes

Catarina Mello

Phone +351 210012834

Fax: +351 210012899

Email: ir@edp.pt

EDP GROUP CONCLUDES AN AGREEMENT FOR THE

ACQUISITION OF FIVE WIND FARMS DEVELOPERS

Enernova – Novas Energias, S.A. (“Enernova”), a company 100% owned by EDP – Energias de Portugal, S.A. (“EDP”) which operates in the renewables business sector in Portugal, signed an agreement with Tecneira – Tecnologias Energéticas, S.A. (“Tecneira”) for the acquisition of the share capital and the respective shareholders loans of five of Tecneira’s fully owned subsidiaries, developers of wind farms in Portugal. The current transaction is based on a total EV of €188.7 million and the final price to be paid for these holdings is estimated at approximately €60 million. These values will be adjusted for shareholder loans reimbursements and financial debt payments made until completion date.

The operation comprises a portfolio of 120.7 MW, out of which 48.3 MW correspond to existing installed capacity, and 72.4 MW account for projects either under construction or at an earlier stage of development. Out of these, 33.1 MW are foreseen to start operations during 2006 and 39.3 MW to be fully operational in the beginning of 2007.

The conclusion of the current transaction is subject to the fulfilment of a number of technical conditions, namely the commissioning of these company’s wind farms currently under development. Additionally, the transaction is also subject to the non opposition of the Portuguese Competition Authority.

Enernova designs, builds and operates (“DBO”) renewable electricity generation ventures in Portugal. As of June 30, 2005 Enernova had a portfolio of 142 MW of installed capacity, and is currently working on the repowering of three wind farms, that will bring an additional 9 MW of capacity until the end of 2005.

EDP – Energias de Portugal, S.A.

EDP – Energias de Portugal,     S.A. Listed Company     Head Office: Praça Marquês de Pombal,12     1250-162 Lisboa     Portugal

Share Capital € 3 656 537 715     Registered with the Commercial Registry Office of Lisbon under no. 1805     Company Tax Number 500 697 256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated September 30, 2005

EDP- Energias de Portugal, S.A.

By:	/s/ João Ramalho Talone

Name:	João Ramalho Talone
Title:	Chief Executive Officer